UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment to Articles of Incorporation or By-Laws; Change in Fiscal Year

On January 9, 2026, the Board of Directors of MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”) approved that: (i) the Company redesignate the par value of the (1) ordinary shares (the “Ordinary Shares”) of US$0.0001 par value each; (2) class A preferred shares of US$0.0001 par value each (the “Class A Preferred Shares”); (3) class B preferred shares of US$0.0001 par value each; (4) class C preferred shares of US$0.0001 par value each; (5) class D preferred shares of US$0.0001 par value each; and (6) class E preferred shares of US$0.0001 par value each in the Company to no par value (the “Redesignation”); (ii) following the Resignation, the Company undertake a share combination on its Ordinary Shares and the Class A Preferred Shares on a thirty-to-one basis (the “Share Combination”).

The Company will file an amended and restated memorandum and articles of association (the “A&R M&A”) with the BVI Registry of Corporate Affairs to effect the Redesignation and the Share Combination. The Redesignation and the Share Combination will take effect at 9:00 a.m., Eastern Time, on January 26, 2026 (the “Effective Time”).

The Ordinary Shares will continue to trade on The Nasdaq Capital Market under the existing symbol “MKDW” and will begin trading on a split-adjusted basis when the market opens on January 26, 2026. The new CUSIP number for the ordinary Share following the Share Combination will be G6209W124.

At the Effective Time, every 30 shares of the Company’s issued Ordinary Shares will be automatically reclassified and combined into 1 Ordinary Share with no par value. As a result of the Share Combination, the number of issued Ordinary Shares will reduce from 141,039,933 shares to approximately 4,701,332 shares, and the number of ordinary shares outstanding will reduce from 106,459,933 to approximately 3,548,665 shares. No fractional shares will be issued in connection with the Share Combination and fractional amounts will be rounded up to the nearest whole number at the participant level.

Additionally, at the Effective Time, proportionate adjustments will be made, based on the thirty-to-one ratio, to (i) the number of ordinary shares issuable upon exercise of the Company’s outstanding warrants to purchase one ordinary share (the “Warrants”), including a proportional decrease in the number of ordinary shares issuable upon exercise of each Warrant and a corresponding proportional increase in the exercise price of each Warrant, (ii) the conversion price of the Company’s outstanding convertible promissory note, which will be proportionately increased, and (iii) the number of ordinary shares issuable upon conversion of the right.

The foregoing description of the A&R M&A does not purport to be complete and is qualified in its entirety by reference to the A&R M&A, a copy of which is filed as Exhibit 3.1 to this report on Form 6-K and is incorporated herein by reference.

Regulation FD Disclosure.

On January 22, 2026, the Company issued a press release announcing the Share Combination. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This current report on Form 6-K and the press release furnished as Exhibit 99.1 contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Please refer to the “Forward-Looking Statements” section in Exhibit 99.1 for additional information.

EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Company
99.1	Press Release dated January 22, 2026, announcing share combination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	January 22, 2026